Mail Stop 3561

      August 3, 2005

Richard D. Dole
Chief Executive Officer and President
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, TX 77057

      Re:	Petrosearch Energy Corporation
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed July 21, 2005
		File No. 333-125539

Dear Mr. Dole:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 2
1. We note your response to comment 14 in our letter dated July 6, 2005. Since you have a limited number of customers and apparently one that accounts for 66% of revenues, we believe a risk factor is appropriate. Your principal customer(s) and their percent of revenues should be indicated in your risk factor and in your Business section disclosure.


Estimates of Oil and Gas Reserves are Uncertain and May Vary
Substantially From Actual Production, page 11

2. We believe this risk factor is still confusing and inconsistent with the intent of Rule 4-10(a) of Regulation S-X. Please remove the mitigating language beginning with "While we believe....."
Proved
reserves are those reserves that the engineering and geological data indicate are reasonably certain of being recovered under current conditions. If you believe future conditions such as oil and gas prices, operating costs, taxes, etc. are uncertain and, therefore, the volumes estimated as proved under existing conditions may materially change due to these uncertainties this may be a source of risk. Therefore, we think a more appropriate risk factor would be that future conditions are uncertain and may cause us to revise our reserves. Please explain in the risk factor why you think future conditions are uncertain and the effect they may have on your operating results. Please revise this risk factor accordingly.

The Business, page 16

Business Plan, page 17

Lease Operating and Production Tax Expense, page 26

3. We do not believe you have satisfactorily justified not including any costs of the vendors or consultants as a component of overhead which should be included as production costs. Pending further explanation, please revise your document to include as production costs the costs of lease and well management and well evaluation work that consultants are performing in lieu of an in-house staff.

Consolidated Financial Statements, December 31, 2004 and December
31,
2003, page F-1

Note 1.  Organization and Significant Accounting Policies, page F-
8

Oil and Gas Producing Activities, page F-8

4. We note that you adjusted your financial statements for the correction of an error in previously issued financial statements in response to our comment on the recognition or gains and losses on the sale of oil and gas properties in 2004. Please request your auditors explain to us how they were able to conclude that no update to the auditors` opinion and no reference to the restatement were necessary.
See AICPA Auditing Standards Section 561.06 now contained in Rule 3200T of the PCAOB Interim Auditing Standards.

5. Please disclose the nature of the error in previously issued financial statements, the effect of its correction on income before extraordinary items, net income, and the related per share amounts in accordance with paragraph 37 of APB 20.

Note 11.  Stockholders` Equity, page F-21

6. We have read your response to comment 48 in our letter dated
July
6, 2005. You state that, "no current or deferred compensation was recorded," relating to warrant issuances. However, in note 11 under
`Stock Warrants,` you state that "Compensation expense of $279,000 and $-0- related to warrants was recognized in 2004 and 2003, respectively." Please disclose the warrant issuance this compensation expense relates to and, for all warrant issuances, the fair value and exercise/purchase price and intrinsic value, if any.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact David Irving, Staff Accountant, at (202)
551-
3321 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342 or me at (202) 551-3720 with any other questions.




      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	Robert D. Axelrod
      Via Fax (713) 552-0202


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Richard D. Dole
Petrosearch Energy Corporation
August 3, 2005
Page 1